Exhibit 99.1

Tony Gibney Joins InflaRx Board of Directors

Jena, Germany, May 21, 2021 – InflaRx N.V. (Nasdaq: IFRX), a clinical-stage biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, today announced Mr. Tony Gibney has been appointed as a Non-Executive Director to the Board of Directors at InflaRx.  Mr. Gibney is a highly experienced life sciences-focused biotech executive and former investment banker who has executed over 150 financings and M&A advisory transactions for US and European clients. Mr. Gibney's appointment was approved by InflaRx's shareholders at the 2021 annual shareholder meeting.  Mr. Mark Kübler and Ms. Lina Ma were re-appointed as Non-Executive Directors to the Board of Directors.

“We are excited that Tony is joining the InflaRx board. He has tremendous experience in the biotech industry, having served as a senior executive in the financial sector and in different companies,” said Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx. “Our entire team feels fortunate about his commitment and willingness to help InflaRx with its endeavors. We are also very happy to announce the re-election of Lina Ma and Mark Kübler as board members. Both have contributed to InflaRx for many years and were instrumental in our successful IPO in 2017.”

Tony Gibney, Board member of InflaRx, said: "I am gratified to have been offered the opportunity to return to the Board of InflaRx, especially at such an important time in the Company's evolution as the leader in complement C5a inhibition. I hope that my experience in the complement arena, strategy and finance can provide incremental support to our strong Board of Directors and deep leadership team at InflaRx, as we look forward to multiple value-driving clinical readouts in indications with critical unmet needs and devastating morbidities. I am convinced that InflaRx's unique pathway can play an impactful role for patients."

Tony Gibney is currently the CFO and CBO at FogPharma, overseeing and driving the business development, strategy and finance functions of the company. Tony served as the EVP and CBO of Achillion Pharmaceuticals, Inc. from 2018 to 2020, where he was responsible for corporate and portfolio strategy, business development and corporate communications and led the successful sale of Achillion to Alexion in 2020. Before Achillion, Tony was a life sciences-focused investment banker for 24 years. From 2009 through 2018, he served as a managing director and co-head of the biotechnology investment banking team for Leerink Partners LLC. From 1999 to 2009, he was a managing director in the Life Sciences team at Merrill Lynch Inc. and executed a variety of significant financing and M&A transactions while leading the firm's East Coast biotechnology effort. Tony began his investment banking career in the Healthcare Group at Lehman Brothers in 1993. He graduated from Yale University in 1993 with a B.A. in History and Economics.

More information on InflaRx's Board is available at https://www.inflarx.de/Home/About-Inflarx/Board.html.

About InflaRx N.V.:

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information please visit www.inflarx.com.

Contacts:

InflaRx N.V.
Jordan Zwick – Chief Strategy Officer
Email: IR@inflarx.de
Tel: +1 917-338-6523

MC Services AG
Katja Arnold, Laurie Doyle, Andreas Jungfer
Email: inflarx@mc-services.eu
Europe: +49 89-210 2280
US: +1-339-832-0752

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials; the impact of the COVID-19 pandemic on the Company; the timing and our ability to commence and conduct clinical trials; potential results from current or potential future collaborations; our ability to make regulatory filings, obtain positive guidance from regulators, and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; our ability to develop commercial functions; expectations regarding clinical trial data; our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies; the industry in which we operate; the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.